Form 40-F
period 2025-12-31
MAYFAIR GOLD CORP.
filed 2026-04-14
CIK 1823255

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

Commission file number 001-43060

MAYFAIR GOLD CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada (Province or other jurisdiction of incorporation or organization)	1000 (Primary Standard Industrial Classification Code Number (if applicable))	N/A (I.R.S. Employer Identification Number (if Applicable))

489 McDougall Street

Matheson, Ontario P0K 1N0

Canada

866-360-5600
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, Address (Including Zip Code) and
Telephone Number (Including Area Code)
of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares, no par value	Trading Symbol MINE	Name of each exchange on which registered NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 67,080,496

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes                       ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

☒Yes                            ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.      ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.     ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).        ☐

FORM 40-F

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F of Mayfair Gold Corp. (the “Company” or the “Registrant”):

(a)Annual Information Form for the fiscal year ended December 31, 2025;

(b)Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2025; and

(c)Audited Annual Financial Statements for the years ended December 31, 2025 and 2024 and notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon.

Our independent auditor is Davidson & Company LLP, Vancouver, British Columbia, Canada (PCAOB Firm ID 731).

The Company’s Audited Financial Statements included in this Annual Report on Form 40-F have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.  Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

ADDITIONAL DISCLOSURE

Resource and Reserve Estimates

The Company’s Annual Information Form for the fiscal year ended December 31, 2025 and the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2025, which are attached hereto as Exhibits 99.1 and 99.2, respectively, have been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2025, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the Securities and Exchange Commission (the “Commission”).

Accordingly, information contained and incorporated by reference into this Annual Report on Form 40-F that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the Commission’s reporting and disclosure requirements applicable to domestic United States issuers.

Certifications and Disclosure Regarding Controls and Procedures.

(a)Certifications.  See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)Disclosure Controls and Procedures.  As of the end of the Company’s fiscal year ended December 31, 2025, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” was carried out by the Company’s management with the participation of the Chief Executive Officer and Interim Chief Financial Officer, who are the principal executive officer and principal financial officer of the Company, respectively.  Based upon that evaluation, the Company’s Chief Executive Officer and Interim Chief Financial Officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure..

(c)Management’s Annual Report on Internal Control Over Financial Reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Commission for newly public companies.

(d)Attestation Report of the Registered Public Accounting Firm.

This annual report does not include an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

(e)Changes in Internal Control Over Financial Reporting.

During the fiscal year ended December 31, 2025, there were no changes in the Company’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Identification of the Audit Committee.

The Company's Board of Directors has a separately-designated standing Audit Committee (the "Audit Committee") established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are Sean Pi, Christine Hsieh, and Carson Block. The Board of Directors has determined that each member of the Audit Committee is "independent" within the meaning of Section 803(A) of the NYSE American Company Guide and "financially literate" within the meaning of Section 803(B) of the NYSE American Company Guide.

Audit Committee Financial Expert.

The Company's Board of Directors has determined that Sean Pi, a member of its Audit Committee, qualifies as an "audit committee financial expert" (as such term is defined in Form 40-F).

Code of Ethics.

Effective in January 2026, the Company has adopted a code of business conduct (the “Code”) that meets the requirements for a “code of ethics” within the meaning of Form 40-F and that applies to all of the Company’s officers, directors and employees, including, without limitation, its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  The Code is available for viewing on the Company’s website, which may be accessed at www.mayfairgold.ca.

The Code was adopted effective in 2026. During the fiscal year ended December 31, 2025, there was no amendment to the Code or waiver, including an implicit waiver, from any provision of the Code

If any amendment to the Code is made, or if any waiver from the provisions thereof is granted, the Company may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on the Company’s website, which may be accessed at www.mayfairgold.ca.

Principal Accountant Fees and Services.

The required disclosure is included under the headings “Audit Committee – External Auditor Service Fees” in the Company’s Annual Information Form for the fiscal year ended December 31, 2025, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a)The Company’s pre-approval policy states that the Audit Committee is responsible for the pre-approval of all audit and non-audit services to be provided by the external auditors, subject to any de minimis exemption available under applicable laws. Such approval of non-audit services can be given either specifically or pursuant to pre-approval policies and procedures adopted by the committee including the delegation of this ability to one or more independent members of the Audit Committee to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to any such delegation may not delegate Audit Committee responsibilities to management of the Corporation, and must be presented to the Audit Committee at the first scheduled meeting of the Audit Committee following such pre-approval.

(b)None of the fees billed by the Company’s independent registered public accountant were approved by the Audit Committee of the Company’s Board of Directors pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

Cash Requirements

Mayfair Gold's material cash obligations from known contractual and other obligations are discussed in the Mayfair Gold's annual management's discussion and analysis and financial statements included as Exhibits 99.2 and 99.3 to this Annual Report on Form 40-F. The Company's only cash requirements are trade payable liabilities in the amount of $1,167,556 as at December 31, 2025, as disclosed in the Company's Statement of Financial Position in Exhibit 99.2. Trade payables are typically relieved over a period of net 60 days from the date of the receipt of invoices.

Mine Safety Disclosure.

Not applicable.

Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.

Not applicable.

Recovery of Erroneously Awarded Compensation

Not applicable.

NYSE American Statement of Governance Differences.

As a Canadian corporation listed on the NYSE American, the Company is not required to comply with most of the NYSE America’s corporate governance standards, and instead may comply with Canadian corporate governance practices. However, the Company is required to disclose the significant differences between the Company’s corporate governance practices and the requirements applicable to U.S. domestic companies listed on the NYSE American. These significant differences are disclosed on our website at www.mayfairgold.ca. Except as disclosed on our website, we are in compliance with the NYSE American corporate governance standards in all significant respects.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.Undertaking.

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.Consent to Service of Process.

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the Company shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 13, 2026.

Mayfair Gold Corp.

By: /s/ Nicholas Campbell

Name:Nicholas Campbell

Title:Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Incentive Compensation Recovery Policy
99.1	Annual Information Form for the fiscal year ended December 31, 2025
99.2	Audited Annual Financial Statements for the years ended December 31, 2025 and 2024 and notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2025
99.4	Form 52-109FV1 Certification of Annual Filings Venture Issuer Basic Certificate - CEO certification for SEDAR
99.5	Form 52-109FV1 Certification of Annual Filings Venture Issuer Basic Certificate - CFO certification for SEDAR
99.8	Consent of Davidson & Company LLP
99.9	Consent of Tommaso Roberto Raponi, P.Eng. and Ausenco Engineering Canada ULC.
99.10	Consent of Tim Maunula, P.Geo.
99.11	Consent of Gordon Zurowski, P.Eng.
99.12	Consent of Craig Hall, P.Eng.
99.13	Consent of Richard Cook, P.Geo. (Ltd.)
99.14	Consent of Sarah Barabash, P.Geo. (Ltd.)
99.15	Consent of Drew Anwyll, P.Eng.
99.16	Consent of JDS Energy and Mining Inc.
99.17	Consent of AGP Mining Consultants Inc.
99.18	Consent of Knight Piésold Ltd.
99.19	Consent of Egis Canada Ltd., as successor to Ecometrix

99.20	Consent of T. Maunula & Associates Consulting Inc.
99.21	Consent of Steve Haggarty, P.Eng.
99.22	Consent of Garth Kirkham, P.Geo.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Date File